UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2009

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Announces 2009 First Quarter Results”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2009	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

Company Press Release

NOVA ANNOUNCES 2009 FIRST QUARTER RESULTS

Optical CD orders support ongoing migration of existing fab capacity to advanced technology nodes

Rehovot, Israel – May 6, 2009 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2009 first quarter financial results.

Highlights for the first quarter of 2009

—	Total revenues of $5.7 million

—	GAAP net loss of $1.7 million, or $0.09 per share; Non-GAAP net loss of $1.6 million, or $0.08 per share

—	Additional stand-alone Optical CD system placed for evaluation at a major memory manufacturer in the Asia Pacific region

—	Cash reserves of $16.4 million at quarter end

2009 First Quarter Results

Total revenues for the first quarter of 2009 were $5.7 million, a decrease of 55% relative to the first quarter of 2008, and a decrease of 8% relative to the fourth quarter of 2008.

Gross margin for the first quarter of 2009 was 33%, compared with 40% in the first quarter of 2008, and compared with 21% in the fourth quarter of 2008, which included an inventory write-off.

Operating expenses in the first quarter of 2009 were $3.5 million, compared with $5.3 million in the first quarter of 2008, and $4.4 million in the fourth quarter of 2008, reflecting the company’s ongoing cost control measures and continued fiscal discipline.

On a GAAP basis, the company reported $1.7 million net loss in the first quarter of 2009, or $0.09 per share, as compared to breakeven results in the first quarter of 2008, and net loss of $1.6 million, or $0.08 per share, for the fourth quarter of 2008.

On a non-GAAP basis, which excludes stock-based compensation expenses, inventory write-off and inventory purchase commitments losses and investments gains, the company reported net loss of $1.6 million, or $0.08 per share, in the first quarter of 2009. This compares with a non-GAAP net income of $0.2 million, or $0.01 per diluted share, in the first quarter of 2008, and a non-GAAP net loss of $2.3 million, or $0.12 per share, for the fourth quarter of 2008.

Total cash reserves at the end of the first quarter of 2009 were $16.4 million. During the first quarter of 2009, the company used $3.6 million in cash flow for operating activities.

Management Comments

“While Q1 was another challenging quarter, increased fab utilization rates in March, as well as recent order patterns, are encouraging signs of a rebound,” said Gabi Seligsohn, President and CEO of Nova. “While the industry as a whole is still in a state of over capacity, fabs have a growing need to selectively upgrade existing equipment and increase process control measures to support the transition to smaller design rules. As recent orders from the world’s leading foundry for both our integrated and stand alone metrology solutions show, we are well positioned to take part in this transition”.

“While near term visibility remains limited, our position within the industry continues to improve, and we believe that recent increase in order volumes may indicate an improvement of the industry after several quarters of decline,” concluded Mr. Seligsohn. “Our near term plans continue to focus on strict cost control with selective technological investments to capitalize on advanced technology-related opportunities”.

The Company will host a conference call today, May 6, 2009, at 10:30am ET. To participate, please dial in the US: 1 888 723 3163; or internationally: +972 3 918 0685. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call.

In addition, the conference call will also be webcast live from a link on Nova’s website at www.nova.co.il.

This press release provides financial measures that exclude non-cash charges for inventory write-off, stock-based compensation, impairment charges and amortization of intangible assets and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova’s performance because they reflect our operational results and enhances management’s and investors’ ability to evaluate Nova’s performance before charges considered by management to be outside Nova’s ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: unanticipated consequences of the global economic crisis, our dependency on a single integrated process control product line; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2008 filed with the Securities and Exchange Commission on March 30, 2009. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of March 31,	As of December 31,
	2009	2008

CURRENT ASSETS
Cash and cash equivalents	11,039	19,325
Short-term interest-bearing bank deposits	47	97
Short-term investments	4,595	-
Trade accounts receivable	2,539	2,783
Inventories	6,342	6,862
Other current assets	690	1,086

	25,252	30,153

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	664	544
Other Long-term assets	129	157
Severance pay funds	2,023	2,141

	2,816	2,842

FIXED ASSETS, NET	2,480	2,796

Total assets	30,548	35,791

CURRENT LIABILITIES
Trade accounts payable	2,280	3,480
Deferred income	1,583	2,385
Other current liabilities	2,975	4,042

	6,838	9,907

LONG-TERM LIABILITIES
Liability for employee severance pay	2,853	3,152
Deferred income	259	351
Other long-term liability	37	40

	3,149	3,543

SHAREHOLDERS' EQUITY	20,561	22,341

Total liabilities and shareholders' equity	30,548	35,791

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2009	2008	2008

REVENUES
Product sales	3,645	3,028	9,614
Services	2,075	3,200	3,197

	5,720	6,228	12,811

COST OF REVENUES
Products	1,582	1,643	4,488
Inventory write-off and inventory purchase
commitments losses	-	550	-
Services	2,274	2,696	3,157

	3,856	4,889	7,645

GROSS PROFIT	1,864	1,339	5,166

OPERATING EXPENSES
Research & Development expenses, net	1,783	2,223	1,905
Sales & Marketing expenses	1,173	1,390	2,440
General & Administration expenses	503	738	904

	3,459	4,351	5,249

OPERATING LOSS	(1,595)	(3,012)	(83)

Interest income (expenses), net	(64)	75	124
Gain from short-term investments	-	1,366	-

NET INCOME (LOSS) FOR THE PERIOD	(1,659)	(1,571)	41

Net income (loss) per share:
Basic	(0.09)	(0.08)	0.00

Diluted			0.00

Shares used for calculation of net income (loss)
per share:
Basic	19,378	19,378	19,338

Diluted			19,541

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,	December 31,	March 31,
	2009	2008	2008

CASH FLOW - OPERATING ACTIVITIES

Net income (loss) for the period	(1,659)	(1,571)	41
Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation and amortization	320	314	365
Impairment of intangibles and fixed assets	-	10	-
Amortization of deferred stock-based compensation	106	114	164
Increase (decrease) in liability for employee
termination benefits, net	(114)	(61)	59
Gain on short-term investments	-	(1,366)	-

Net recognized losses (gains) on investments	-	49	12
Decrease (increase) in trade accounts receivables	244	2,465	775
Decrease (increase) in inventories	520	759	(1,360)
Decrease (increase) in other short and long term assets	697	40	(865)
Decrease in trade accounts payables	(1,200)	(452)	(652)
Decrease in other current and long-term liabilities	(1,637)	(253)	(225)
Decrease in short and long term deferred income	(894)	(740)	(169)

Net cash used in operating activities	(3,617)	(692)	(1,854)

CASH FLOW - INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank
deposits	50	21	-

Decrease (increase) in short-term investments	(4,595)	8,586	-
Proceeds from held to maturity securities	-	-	2,205
Investment in held to maturity securities	-	-	(5,736)
Proceeds (investment) in long-term interest-bearing bank
deposits	(120)	-	938
Proceeds from long-term investments	-	2,928	-
Additions to fixed assets	(4)	(40)	(557)

Net cash from (used in) investment activities	(4,669)	11,495	(3,150)

CASH FLOW - FINANCING ACTIVITIES

Shares issued under employee share-based plans	-	-	12

Net cash from financing activities	-	-	12

Increase (decrease) in cash and cash equivalents	(8,286)	10,803	(4,992)
Cash and cash equivalents - beginning of period	19,325	8,521	15,324

Cash and cash equivalents - end of period	11,039	19,325	10,332

NOVA MEASURING INSTRUMENTS LTD.
DISCLOSURE OF NON-GAAP NET INCOME (LOSS)
(U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2009	2008	2008

GAAP Net income (loss) for the quarter	(1,659)	(1,571)	41

Non-GAAP Adjustments:
Stock based compensation expenses	106	114	164
Inventory write-off and inventory purchase
commitments losses	-	550	-
Gain from short term investments	-	(1,366)	-

Non-GAAP Net income (loss) for the quarter	(1,553)	(2,273)	205

Non-GAAP net income (loss) per share:
Basic	(0.08)	(0.12)	0.01

Diluted			0.01

Shares used for calculation of non-GAAP net income
(loss) per share:
Basic	19,378	19,378	19,338

Diluted			19,541